Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2011
(Expressed in US Dollars)

(AUDITED)

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Nevada Geothermal Power Inc.

We have audited the accompanying financial statements of Nevada Geothermal Power Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at June 30, 2011 and June 30, 2010 and the consolidated income statements, consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2011 and 2010 and its financial performance and its cash flows for each of the years in the three year period ended June 30, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred net losses over the past several years, has an accumulated deficit of $44.0 million and an anticipated inability to retire its long-term liabilities. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 26, 2011

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Nevada Geothermal Power Inc.

We have audited the internal control over financial reporting of Nevada Geothermal Power Inc. (the “Company”) as of June 30, 2011, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended June 30, 2011, of the Company and our report dated September 26, 2011 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 26, 2011

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
As at June 30, 2011 and 2010
(AUDITED)
(Expressed in US Dollars)
(see Note 1 – Nature of Operations and Going Concern)

	2011	2010
ASSETS
Current
Cash and cash equivalents	$9,461,451	$6,435,375
Restricted cash (Note 24 c)	3,000,023	-
Accounts receivable (Note 6)	2,832,712	2,479,746
Marketable securities (Note 7)	16,592	71,388
Inventory (Note 8)	273,224	161,881
Future financing costs	-	1,778,152
Prepaid expenses	652,898	206,200
	16,236,900	11,132,742

Restricted cash (Note 24 d)	9,383,660	4,005,672
Property, plant and equipment (Note 9)	159,984,023	169,716,976
Intangible assets (Note 10)	1,148,773	1,005,082
Resource property interests (Note 11)	6,299,247	1,413,309
	$193,052,603	$187,273,781

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,740,945	$3,243,124
Short-term portion of long-term liabilities (Note 15)	4,689,597	153,708,330
	6,430,542	156,951,454

Long-term payables (Note 13)	273,189	486,913
Lease obligations (Note 14)	24,514	32,108
Deferred gain (Note 27)	2,510,980	-
Long-term liabilities (Note 15)	152,473,653	-
Cash settled option (Note 16)	-	2,722,396
Asset retirement obligation (Note 17)	1,507,877	1,291,274
	163,220,755	161,484,145

SHAREHOLDERS' EQUITY
Share capital (Note 19)	62,925,121	54,942,619
Warrants (Note 19 c)	3,501,594	-
Contributed surplus	4,677,138	4,143,381
Accumulated other comprehensive income	2,744,124	2,112,789
Deficit	(44,016,129)	(35,409,153)
	29,831,848	25,789,636
	$193,052,603	$187,273,781

Commitments (Note 24)
Subsequent events (Note 29)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED INCOME STATEMENTS
For the Years Ended June 30, 2011, 2010 and 2009
(AUDITED)
(Expressed in US Dollars)

	2011	2010	2009

Revenue (Note 21)	$24,856,817	$11,839,010	$-
Direct cost of energy production	(12,263,912)	(7,654,668)	-
Gross margin	12,592,905	4,184,342	-

Resource property expenses	(148,315)	(11,783)	(125)
General and administrative expenses	(5,526,826)	(4,910,182)	(3,363,293)
Operating profit (loss)	6,917,764	(737,623)	(3,363,418)

Other income (expenses)
Change in fair value of cash settled option	2,722,396	(901,552)	(61,343)
Financing expenses	(1,572,660)	(893,011)	-
Foreign exchange loss	(67,213)	(85,116)	(1,737,199)
Impairment of marketable securities	-	(75,429)	-
Undrawn commitment fee	-	-	(264,925)
Gain on sale of assets to joint venture	82,503	-	-
Loss on sale of property, plant and equipment	(5,214)	-	(8,395)
Interest expense (Note 22)	(20,317,159)	(18,403,777)	-
Change in long-term liability estimates (Note 15)	3,547,153	3,038,446	-
Interest income	85,454	76,611	346,520
	(15,524,740)	(17,243,828)	(1,725,342)

Net loss	$(8,606,976)	$(17,981,451)	$(5,088,760)

Loss per share (Basic & diluted)	$(0.08)	$(0.19)	$(0.05)
Weighted average number of common shares issued and outstanding	111,497,866	95,280,808	94,438,849

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2011, 2010 and 2009
(AUDITED)
(Expressed in US Dollars)

	2011	2010	2009

Cash from (used in) operating activities
Net loss for the period	$(8,606,976)	$(17,981,451)	$(5,088,760)
Items not requiring (providing) cash:
Amortization	43,753	29,167	22,071
Depreciation	7,124,368	4,950,416	66,350
Accretion of asset retirement obligation	97,676	73,535	58,446
Change in fair value of cash settled option	(2,722,396)	901,552	61,343
Foreign exchange loss	-	-	1,737,199
Non-cash interest	8,492,987	9,260,297	-
Change in long-term liability estimates	(3,547,153)	(3,038,446)	-
Impairment of marketable securities	-	75,429	-
Stock-based compensation	540,815	224,500	307,359
Loss on sale of property, plant and equipment	5,214	-	8,395
Undrawn commitment fee	-	-	264,925

Changes in non-cash working capital:
Decrease (increase) in accounts receivable	277,451	(1,984,956)	28,599
Increase in inventory	(111,342)	(161,881)	-
(Increase) decrease in prepaid expenses	(242,916)	167,975	416,249
Increase (decrease) in accounts payable	200,842	(51,111)	(766,847)
	1,552,323	(7,534,974)	(2,884,671)

Cash (used in) from investing activities
Acquisition of property, plant and equipment	(9,014,476)	(50,773,973)	(66,278,862)
Acquisition of intangible assets	(127,506)	(1,020,836)	(21,938)
Acquisition of Imperial Valley assets (Note 27)	(631,026)	-	-
Proceeds on disposal of property, plant and equipment	6,945	-	31,454
Resource property interests	(773,583)	(429,499)	(39,604,566)
Government grants received	323,037	57,872,513	-
(Increase) decrease in restricted cash	(8,378,010)	14,655,186	(17,920,984)
	(18,594,619)	20,303,391	(123,794,896)

Cash from (used in) financing activities
Net proceeds from private placements	9,468,026	-	-
Proceeds from options exercised	18,231	753,320	94,899
Proceeds from warrants exercised	17,602	-	-
Repayments of long-term payables	(276,979)	(461,632)	-
Repayments of long-term leases	(9,528)	(1,139)	-
Repayments of John Hancock loan	(5,260,961)	-	-
Repayments of EIG loan and transaction costs	(78,276,166)	(28,879,380)	-
Repayments of Glitnir Capital loan	-	-	(20,723,093)
Loan advances net of transaction costs	93,859,420	19,989,898	139,292,591
Future financing costs	(126,731)	(186,888)	(574,802)
	19,412,914	(8,785,821)	118,089,595
Effect of exchange rate changes on cash and cash equivalents	655,458	62,351	(492,960)
Increase (decrease) in cash and cash equivalents	3,026,076	4,044,947	(9,082,932)
Cash and cash equivalents, beginning of period	6,435,375	2,390,428	11,473,360
Cash and cash equivalents, end of period	9,461,451	6,435,375	2,390,428

Additional Cash Flow Information (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended June 30, 2011, 2010 and 2009
(AUDITED)
(Expressed in US Dollars)

	2011	2010	2009

Net loss	$(8,606,976)	$(17,981,451)	$(5,088,760)

Other comprehensive income (loss)
Foreign translation gain (loss)	686,131	189,655	(1,596,563)
Fair value adjustment on marketable securities	(54,796)	(14,597)	(94,656)
Impairment of marketable securities included on income statement	-	75,429	-

Comprehensive loss	$(7,975,641)	$(17,730,964)	$(6,779,979)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended June 30, 2011 and 2010
(AUDITED)
(Expressed in US Dollars)

					Other Comprehensive Income (Loss)
					Currency	Revaluation of		Total
				Contributed	Translation	Marketable		Shareholders'
	Shares	Share Capital	Warrants	Surplus	Differences	Securities	Deficit	Equity

Opening Balance June 30, 2009	94,547,504	$53,857,748	$-	$4,250,432	$1,923,134	$(60,832)	$(17,427,702)	$42,542,780

Issued for cash
Stock options exercised	714,000	455,335	-	-	-	-	-	455,335
Agent options exercised	315,000	297,985	-	-	-	-	-	297,985
Stock options exercised - option valuation	-	224,813	-	(224,813)	-	-	-	-
Agent's options exercised - option valuation	-	106,738	-	(106,738)	-	-	-	-
Stock options granted	-	-	-	224,500	-	-	-	224,500
Currency translation difference	-	-	-	-	189,655	-	-	189,655
Decrease in marketable securities	-	-	-	-	-	(14,597)	-	(14,597)
Impairment of marketable securities	-	-	-	-	-	75,429	-	75,429
Net loss for the period	-	-	-	-	-	-	(17,981,451)	(17,981,451)

Balance as of June 30, 2010	95,576,504	54,942,619	-	4,143,381	2,112,789	-	(35,409,153)	25,789,636

Issued for cash
Stock options exercised	35,000	18,231	-	-	-	-	-	18,231
Warrants exercised	25,000	17,602	-	-	-	-	-	17,602
Private placement	20,700,000	6,485,685	2,985,199	-	-	-	-	9,470,884
Acquisition of Imperial Valley projects	6,074,069	1,450,734	-	-	-	-	-	1,450,734
Stock options exercised - option valuation	-	7,057	-	(7,057)	-	-	-	-
Warrants granted to EIG	-	-	519,588	-	-	-	-	519,588
Warrants exercised	-	3,193	(3,193)	-	-	-	-	-
Stock options granted	-	-	-	540,814	-	-	-	540,814
Currency translation difference	-	-	-	-	686,131	-	-	686,131
Decrease in marketable securities	-	-	-	-	-	(54,796)	-	(54,796)
Net loss for the period	-	-	-	-	-	-	(8,606,976)	(8,606,976)
Balance as at June 30, 2011	122,410,573	$62,925,121	$3,501,594	$4,677,138	$2,798,920	$(54,796)	$(44,016,129)	$29,831,848

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and became a revenue generating company during the second quarter of the Company’s 2010 fiscal year (the fourth calendar quarter of 2009). The Company was in the development stage until that point. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of geothermal electrical power and a developer of geothermal projects. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of other geothermal property interests at Pumpernickel Valley, North Valley and Edna Mountain in Nevada, and holds a 50% interest in the Crump Geyser property in Oregon which is being developed through a joint venture with Ormat Nevada Inc. (“Ormat”). During the final quarter of the 2011 financial year, the Company acquired three additional properties in the Imperial Valley of California, namely New Truckhaven, East Brawley and South Brawley.

The Company has been operating commercially at its Blue Mountain power plant since November 2009. The Company has incurred net losses over the past several years and has accumulated a deficit of $44.0 million. Under the Company’s currently anticipated power production forecast its subsidiary, NGP Blue Mountain Holdco LLC (“Holdco”), which holds a 100% interest in NGP Blue Mountain I LLC (NGP I), is not able to service its loan with EIG Global Energy Partners (“EIG”) for the full loan term. Consequently, material uncertainties exist which may cast significant doubt upon the Company’s ability to continue as a going concern. NGP I must increase power production to enable Holdco to reduce the EIG loan balance which is necessary to continue to meet cash payment obligations and to meet the covenanted interest coverage ratio. To date, the Company’s testing and stimulation program has not resulted in a significant increase in the power generation outlook. Work to optimise the wellfield configuration is continuing, and the Company is negotiating with lenders regarding the funding of additional work that could result in an increase in power generation. As at June 30, 2011, the Company owed $91.3 million to EIG as well as $93.2 million to John Hancock Life Insurance Company (“John Hancock”). If the Company is unable to increase power production sufficiently, a restructuring of the EIG loan will be required to maintain compliance with loan terms. As at June 30, 2011 and as at the date of these financial statements, the outcome of these activities is unknown and subject to considerable uncertainty. No cash from the Blue Mountain project is available to the Company until the EIG loan balance is paid down to a target level as defined in the agreement, which was $64.8 million at June 30, 2011.

The Company’s ability to continue as a going concern is dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties and such adjustments would be material.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in US dollars. The major differences between Canadian and US GAAP which affect the Company’s financial statement are described in note 30.

The financial statements include the accounts of the Company and its wholly owned subsidiaries and joint venture.

Subsidiaries:

  Blue Mountain Power Company Inc., incorporated in the province of British Columbia;

  Nevada Geothermal Power Chile S.A., incorporated in Chile;

  Desert Valley Gold Co., incorporated in the State of Nevada;

  Nevada Geothermal Power US Holdings Inc., incorporated in the State of Nevada;

  Nevada Geothermal Power Company, incorporated in the State of Nevada;

  Nevada Geothermal Operating Company LLC, a Delaware limited liability company;

  Nevada Geothermal Power Holding Company LLC, a Delaware limited liability company;

  NGP Blue Mountain Holdco LLC, a Delaware limited liability company;

  NGP Blue Mountain I LLC (“NGP I”), a Delaware limited liability company;

  NGP (Pumpernickel I), incorporated in the State of Nevada;

  NGP North Valley Inc., incorporated in the State of Nevada;

  NGP (Crump I), incorporated in the State of Nevada;

  Nevada Geothermal Power East Brawley LLC, a Delaware limited liability company;

  Nevada Geothermal Power South Brawley LLC, a Delaware limited liability company; and

  NGP Truckhaven LLC, a Delaware limited liability company.

Joint venture:

  50% interest in Crump Geothermal Company LLC (“CGC”).

All significant inter-company balances and transactions have been eliminated upon consolidation.

b.	Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Use of Estimates (continued)

Significant areas of estimation include, but are not limited to, the following:

  Estimates of the useful lives and residual values of property, plant and equipment;

  Assumptions made around estimated future cash flows relating to the long-term liabilities;

  Assumptions made as a part of the fair value calculations for the cash settled option;

  The calculation of the fair value of the asset retirement obligation;

  The calculation of stock-based compensation expense;

  Determining the realizable amount of future income tax assets;

  The calculation of the fair value of the warrants;

  Recognition and measurement of contingent liabilities; and

  Cash flow forecasts used for the purpose of impairment testing.

c.	Foreign Currency Translation

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars.

Transactions and balances:
Monetary assets and liabilities denominated in foreign currency are translated at exchange rates in effect at balance sheet dates. Revenues and expenses are translated at the exchange rates prevailing on the transaction dates. Realized and unrealized exchange gains and losses are included in the statement of loss and deficit.

Group companies:
The results of operations and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the Group’s presentation currency using the current rate method:

  Statements of loss and deficit and cash flow statements are translated at the average exchange rates prevailing during each reporting period;

  Assets and liabilities are translated at the exchange rates prevailing at balance sheet date; and

  All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.

All subsidiaries are classified as self-sustaining.

d.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less. Cash subject to restrictions that prevent its use for current purposes is presented as restricted cash.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.	Marketable Securities

In accordance with CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, the Company has designated its marketable securities, composed of publicly traded shares of another resource company, as available-for-sale financial assets. Accordingly, marketable securities are carried at fair value, and changes in fair value are recognized in other comprehensive income, except for impairment losses. The cumulative gain or loss previously recognized in other comprehensive income is recognized in net income for the period at the time the marketable securities are derecognized. The fair value of publicly traded securities is based on quoted market prices.

f.	Inventory

Inventory consists of chemicals and spare parts, and is stated at the lower of cost and net realizable value.

g.	Future Financing Costs

Transaction costs incurred in anticipation of future financing transactions are carried on the balance sheet until the financing transaction takes place, at which time these costs are offset against the fair value of the liability or equity raised. Transaction costs incurred in respect of transactions that are abandoned are expensed when the transaction is abandoned.

h.	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Computers	Declining balance	30%
Field Equipment	Declining balance	30%
Leasehold improvements	Straight line	5 years
Office furniture and equipment	Declining balance	20%
Vehicles	Declining balance	20%

Plant	Straight line	5 – 30 years
Wellfield	Straight line	20 years

The cost includes all costs attributable to the acquisition, construction, development or betterment of an asset, and in the case of the wellfield, all costs of acquisition, exploration and development of the Blue Mountain geothermal property interest.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h.	Property, Plant and Equipment (continued)

The Company’s assets under construction are recorded at cost and include direct construction and development costs as well as overhead costs directly attributed to the construction activities. Capitalization of costs ceases when an item of property, plant and equipment, or a portion thereof, is substantially complete and ready for productive use. Revenue derived from an item of property, plant and equipment prior to substantial completion is included in cost. Upon substantial completion, the balance included in assets under construction is transferred to plant and wellfield.

Major spare parts are carried as property, plant and equipment, and are not amortized until placed in use.

i.	Government Assistance

Government grants are recorded as a reduction of the related expense, item of property, plant and equipment or resource property interest where there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collection is reasonably assured.

j.	Intangible Assets

Intangible assets are recorded at cost and amortized over their estimated useful lives as follows:

Computer software	Straight line	1 – 5 years
Water rights	Straight line	30 years
Mining rights	Straight line	20 years
Royalty rights	Straight line	30 years

k.	Resource Property Interests

Costs of acquisition, exploration and development of resource properties are capitalized on an area-of-interest basis. Amortization of resource property costs commences at the time each property becomes capable of production. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

l.	Impairment of Long-Lived Assets

The Company applies CICA Handbook Section 3063, Impairment of Long-Lived Assets, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Any impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m.	Asset Retirement Obligations (“AROs”)

Future costs to retire an asset, including environmental costs, remediation and ongoing treatment and monitoring of the site, are recognized at fair value in the period in which they are incurred, when a reasonable estimate of fair value can be made. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life.

In subsequent periods, the liability is adjusted for any changes in the liability resulting from the passage of time as well as for revisions to the amount or timing of the underlying cash flows. Changes in fair value resulting from the passage of time are recognized in the income statement. Changes in the fair value resulting from revisions to the amount or timing of the underlying cash flows are capitalized to the related asset.

n.	Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, lease obligations, long-term liabilities and derivatives, namely the cash settled option.

The Company classifies its financial instruments into one of the following categories: held to maturity, available-for-sale, held for trading, loans and receivables or financial liabilities. Financial assets classified as held to maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading, such as the cash settled option, are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

As at June 30, 2011, the Company had not entered into any hedging arrangements.

o.	Long-term Liabilities

Long-term liabilities are recognized initially at fair value, net of transaction costs incurred. Long-term liabilities are subsequently stated at amortized cost using the effective interest rate method. The effective interest rate is calculated by estimating the cash flows associated with the loan, considering all contractual terms of the financial instrument. The calculation includes all fees paid or received between the parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. When the estimated future cash flows change, the Company adjusts the carrying amount of the loan to reflect actual and revised estimated cash flows. The Company recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is included in “Change in long-term liability estimates” in the income statement.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p.	Leases

i)	Capital Leases

Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are classified as liabilities. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability of each period. The property, plant and equipment acquired under capital leases are depreciated over the shorter of the useful life of the assets or the lease term.

ii)	Operating Leases

Leases where a significant portion of risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease costs are charged against operating profit on a straight-line basis over the period of the lease.

q.	Warrants

The Company has granted warrants in various transactions described in more detail in note 19 c. Warrants granted in terms of stock-based payment transactions are accounted for under CICA handbook Section 3870 – Stock-based Compensation and other Stock-based Payments. Accordingly, the fair value of the warrants is determined using an appropriate valuation methodology, and reflected on the balance sheet as a component of equity. When the warrants are exercised, or expire, the balance is transferred to Share Capital.

r.	Revenue

The Company recognizes revenue from the sale of energy produced and the related Portfolio Energy Credits (“PCs”) in terms of its PPA with NVE when the energy is supplied to the buyer, as metered at the point of interconnection with the transmission system. Revenue from consulting services provided to CGC is recognized when services are rendered, to the extent that the revenue can be attributed to the other joint venture partner.

s.	Stock-based Compensation

The Company grants stock options to officers, directors, employees and outside consultants. The plan is classified as an equity settled stock-based compensation plan. Accordingly, the fair value of stock options is expensed with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

s.	Stock-based Compensation (continued)

Upon exercise of options, any consideration received, together with the related portion of contributed surplus, is credited to share capital. The Company bases the accrual of compensation costs on the best available estimate of the number of options or other equity instruments expected to vest. This assumption is revised, if necessary, if subsequent information indicates that the actual forfeitures are likely to differ from initial estimates.

The Company uses the Black-Scholes option valuation model to estimate the fair value of stock-based compensation. The Black-Scholes option valuation model requires the input of subjective assumptions. Changes in these assumptions can materially affect the fair value estimate.

t.	Borrowing Costs

Interest costs on borrowings incurred to finance the construction of property, plant and equipment and the development of resource properties are capitalized during the period of time that is required to complete and prepare the asset for its intended use. When construction is completed in parts and each part is capable of being used while construction continues on other parts, capitalization of borrowing costs ceases when substantially all the activities necessary to prepare that part for its intended use are completed.

u.	Income Taxes

Income taxes are accounted for under the asset and liability method of accounting. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future income tax assets or liabilities are measured using the substantially enacted tax rates anticipated to apply in the periods when the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

v.	Segmental Reporting

The Company has identified each of its geothermal properties as an operating segment. The Blue Mountain project is presented separately, but the Company aggregates its projects in the development phase as one reportable segment, with the exception of the Crump Geyser joint venture project, which is presented separately. The development phase projects segment consists of the geothermal projects at Pumpernickel, Edna Mountain, North Valley, Blue Mountain II, New Truckhaven, East Brawley and South Brawley, as well as the wind project at Blue Mountain. Inter-segment transactions and balances have been eliminated in the preparation of the segmental analysis note.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

w.	Loss Per Common Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the number of common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of stock options and warrants is calculated using the treasury stock method, which assumes that any proceeds from the exercise of stock options, warrants, and other instruments would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of these calculations is anti-dilutive.

x.	Investment in Joint Venture

The Company accounts for joint ventures where there is a contractual agreement which establishes joint control by proportionately consolidating its share of the joint venture assets, liabilities, revenues and operating costs.

y.	Changes in Accounting Policies

The Company made the following changes to its accounting policies during the year ended June 30, 2011:

i)	CICA handbook section 3870, Stock-based Compensation and Other Stock- based Payments

Under the Company’s previous accounting policy for stock-based compensation, the Company accrued compensation costs in respect of share options granted during the period based on the assumption that all instruments subject only to a service requirement will vest. The effect of actual forfeitures was recognized as they occurred.

During the year ended June 30, 2011, the Company changed its policy to base accruals of compensation cost on the best available estimate of the number of options or other equity instruments that are expected to vest and to revise that estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

Prior to the year ended June 30, 2010, the Company had not had any options forfeited, and accordingly an estimate of no forfeitures was reasonable for all options granted prior to the most recent grant. The change in the accounting policy will allow for the effect of the recent increase in forfeitures to be incorporated into the determination of the stock-based payment expense, and will accordingly give rise to more relevant and reliable information in the Company’s financial statements. In addition, the change aligns the treatment of stock-based compensation with the treatment that would have been required under both US GAAP and International Financial Reporting Standards (“IFRS”).

The effect of the change was to reduce the stock-based compensation expense for the year ended June, 2011 by $11,522. The change did not affect prior reporting periods.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

x.	Changes in Accounting Policies (continued)

ii)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling interests

The abovementioned sections were released in January 2009 and adopted by the Company during the year ended June 30, 2011. The adoption of the new standards results in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The adoption of the new standard did not affect the Company’s financial statements for the year ended June 30, 2011.

iii)	CICA handbook section 3855, Financial Instruments

In June 2009, the CICA amended Section 3855, Financial Instruments - Recognition and Measurement, to clarify the application of the effective interest method after a debt instrument has been impaired. This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment was adopted during the year ended June 30, 2011, but did not affect the Company’s financial statements.

iv)	EIC 175, Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; requires, in situations where a vendor does not have vendor-specific objective evidence or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method; and requires expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The adoption of EIC 175 has not affected the Company’s financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

3.	FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

The Company will be adopting IFRS for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

4.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

a.	ensure there are adequate capital resources to manage the Company’s ability to continue as a going concern;
b.	maintain adequate levels of funding to sustain the required exploration and development of its resource properties;
c.	maintain investor, creditor and market confidence to sustain future development of the business; and
d.	provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of Share capital, Warrants, Contributed surplus, Deficit, and Long-term liabilities. As at June 30, 2011, this amounted to $184.3 million (2010 - $177.4 million).

The Company’s Blue Mountain project started to generate revenue during the 2010 financial year. A portion of the project is currently funded by a loan provided by EIG, the terms of which provide for the loan to be repaid from available cash flow. The lender has the right to receive cash interest plus 60% of available project cash, as defined, which is calculated after the repayments on the John Hancock loan, and which increases to 100% if target loan balances are exceeded. Target loan balances are currently exceeded, and accordingly no cash from the Blue Mountain project is currently available to fund the Company’s other projects. In addition, current power production forecasts indicate that the Company will not be able to service the EIG loan for the full loan term. Cash from the project will only become available to the Company if the Company is successful in either increasing the power production at Blue Mountain or repaying or restructuring the EIG loan.

The Company’s other resource property projects are currently funded by equity financing in combination with government grants. Development of the Crump Geyser project is taking place as a joint venture with Ormat, under which Ormat provides financing and project management for the project. Ormat will fund 100% of the initial development activities of CGC in the amount of $15 million and pay the Company $2.5 million in installments over a three year period, $100,000 of which has been received. After the initial development expenses funded by Ormat are expended, the parties will each be responsible for funding their 50% share of costs; however, the Company has the option to borrow under a bridge financing facility from Ormat for all or part of its share of costs up to $15 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT (Continued)

The Company manages its capital in a manner that provides sufficient funding for exploration and development activities. Annual budgets and rolling forecasts are used to determine the necessary capital requirements. The budgets are prepared by management, approved by the Board of Directors and are updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary.

The Company is not subject to externally imposed capital requirements. The Company is subject to certain debt service coverage ratios, as more fully discussed in note 15.

5.	ECONOMIC RELIANCE

All the Company’s revenue is derived from a 20-year power contract with NVE, an operating electric public utility.

6.	ACCOUNTS RECEIVABLE

	2011	2010
Trade receivables	$1,778,208	$2,034,570
Equipment receivable	1,001,409	-
Other	53,095	445,176
Balance as at June 30	$2,832,712	$2,479,746

In August 2010, the Company settled all disputes that arose under the Engineering, Procurement and Construction (“EPC”) contract as a result of the facility shutdown between January 16, and February 23, 2010, due to a short-circuit caused by faulty layout of underground cables. The settlement consisted of a cash payment of $1 million, equipment and extended warranties. Some of the equipment remains receivable as of the date of these financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

7.	MARKETABLE SECURITIES

		2011		2010
	Number		Number
	of Shares	Amount	of Shares	Amount
Sierra Geothermal Power Corp.
Cost - common shares	400,000	$71,388	400,000	$146,817
Consolidation of shares	12 for 1	-	-	-
Ram Power Corp.	33,333	$71,388	400,000	$146,817
Unrealized loss	-	(54,796)	-	-
Impairment of marketable securities	-	-	-	(75,429)

Balance as at June 30	33,333	$16,592	400,000	$71,388

During the year ended June 30, 2011, Sierra Geothermal Power Corp. was acquired by Ram Power Corp. Shares of Sierra Geothermal were replaced by Ram Power shares on a 12 for 1 basis.

During the year ended June 30, 2010, the Company recognized an impairment loss due to the significant and prolonged decline in the fair value of the investment.

8.	INVENTORY

	2011	2010

Chemicals	$83,299	$-
Spare parts	189,925	161,881
Balance as at June 30	$273,224	$161,881

Inventory of $547,134 (2010 – $235,160) was recognized as an expense during the year.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

9.	PROPERTY, PLANT AND EQUIPMENT

2011

		Office
		Furniture and	Field		Leasehold				Construction
	Computers	Equipment	Equipment	Vehicles	Improvements	Land	Plant	Wellfield	in progress	Spare parts	Total
Cost
Balance as at June 30, 2010	$109,632	$78,467	$73,008	$189,403	$12,200	$371,988	$96,413,693	$70,172,812	$7,221,212	$159,067	$174,801,482
Additions	23,323	26,996	27,415	44,773	117,799	-	1,001,083	3,396,892	4,779,329	141,655	9,559,265
Plant placed in service	-	-	-	-	-	-	-	12,000,541	(12,000,541)	-	-
Settlement received (Note 6)	-	-	-	-	-	-	(1,789,908)	-	-	-	(1,789,908)
Government loan guarantee (Note 12 & 15(b))	-	-	-	-	-	-	(5,773,490)	(4,545,527)	-	-	(10,319,017)
Reclassification of mining rights to intangible assets	-	-	-	-	-	-	-	(60,764)	-	-	(60,764)
Disposals	-	-	-	(17,559)	-	-	-	-	-	-	(17,559)
Foreign exchange movement	11,815	5,310	-	-	-	-	-	-	-	-	17,125
Balance as at June 30, 2011	$144,770	$110,773	$100,423	$216,617	$129,999	$371,988	$89,851,378	$80,963,954	$-	$300,722	$172,190,624

Accumulated depreciation
Balance as at June 30, 2010	$68,993	$34,766	$44,193	$54,622	$406	$-	$2,359,721	$2,521,805	$-	$-	$5,084,506
Depreciation for the period	14,726	12,906	14,813	29,592	6,951	-	3,198,251	3,847,130	-	-	7,124,369
Reclassification of mining rights to intangible assets	-	-	-	-	-	-	-	(4,228)	-	-	(4,228)
Disposals	-	-	-	(5,400)	-	-	-	-	-	-	(5,400)
Foreign exchange movement	6,573	2,890	-	-	32	-	-	(2,141)	-	-	7,354
Balance as at June 30, 2011	$90,292	$50,562	$59,006	$78,814	$7,389	$-	$5,557,972	$6,362,566	$-	$-	$12,206,601

Carrying amounts
At June 30, 2010	$40,639	$43,701	$28,815	$134,781	$11,794	$371,988	$94,053,972	$67,651,007	$7,221,212	$159,067	$169,716,976
Balance as at June 30, 2011	$54,478	$60,211	$41,417	$137,803	$122,610	$371,988	$84,293,406	$74,601,388	$-	$300,722	$159,984,023

Property, plant and equipment depreciation of $7,058,692 (2010 – $4,886,369) has been included in Direct cost of energy production. Interest of $140,309 was capitalized to property, plant and equipment during the year (2010 - $8,282,391) .

Included in vehicles is an asset purchased under capital lease with a cost of $40,347 (2010 - $40,437), accumulated depreciation of $9,683 (2010 -$2,017) and depreciation for the year of $7,666 (2010 - $2,017).

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

9.	PROPERTY, PLANT AND EQUIPMENT (Continued)

2010

		Office
		furniture and	Field		Leasehold				Construction in
	Computers	equipment	equipment	Vehicles	improvements	Land	Plant	Wellfield	progress	Spare parts	Total
Cost
Balance as at June 30, 2009	$93,743	$54,341	$73,008	$126,762	$-	$161,187	$-	$-	$111,768,024	$-	$112,277,065
Additions	8,382	20,322	-	62,641	12,200	210,801	-	-	32,346,996	159,067	32,820,409
Plant placed in service	-	-	-	-	-	-	130,083,568	6,810,240	(136,893,808)	-	-
Transfer from geothermal property interests	-	-	-	-	-	-	-	87,565,210	-	-	87,565,210
Cash grant received	-	-	-	-	-	-	(33,669,875)	(24,202,638)	-	-	(57,872,513)
Foreign exchange movement	7,507	3,804	-	-	-	-	-	-	-	-	11,311
Balance as at June 30, 2010	$109,632	$78,467	$73,008	$189,403	$12,200	$371,988	$96,413,693	$70,172,812	$7,221,212	$159,067	$174,801,482

Accumulated depreciation
Balance as at June 30, 2009	$48,799	$23,729	$31,844	$24,303	$-	-	-	-	-	-	$128,675
Depreciation for the period	16,450	9,366	12,349	30,319	406	-	2,359,721	2,521,805	-	-	4,950,416
Foreign exchange movement	3,744	1,671	-	-	-	-	-	-	-	-	5,415
Balance as at June 30, 2010	$68,993	$34,766	$44,193	$54,622	$406	$-	$2,359,721	$2,521,805	$-	$-	$5,084,506

Carrying amounts
At June 30, 2009	$44,944	$30,612	$41,164	$102,459	$-	$161,187	$-	$-	$111,768,024	$-	$112,148,390
At June 30, 2010	$40,639	$43,701	$28,815	$134,781	$11,794	$371,988	$94,053,972	$67,651,007	$7,221,212	$159,067	$169,716,976

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

10.	INTANGIBLE ASSETS

2011

		Water	Mining	Royalty
	Software	Rights	Rights	Rights	Total
Cost
Balance as at June 30, 2010	$73,714	$17,016	$-	$1,000,000	$1,090,730
Additions	97,655	30,216	-	-	127,871
Reclassification from property, plant and equipment	-	-	60,764	-	60,764
Foreign exchange movement	7,184	-	-	-	7,184
Balance as at June 30, 2011	$178,553	$47,232	$60,764	$1,000,000	$1,286,549

Accumulated amortization
Balance as at June 30, 2010	$68,650	$331	$-	$16,667	85,648
Amortization for the period	8,168	1,239	1,012	33,333	43,752
Reclassification from property, plant and equipment	-	-	4,228	-	4,228
Foreign exchange movement	4,148	-	-	-	4,148
Balance as at June 30, 2011	$80,966	$1,570	$5,240	$50,000	$137,776

Carrying amounts
Balance as at June 30, 2010	$5,064	$16,685	$-	$983,333	$1,005,082
Balance as at June 30, 2011	$97,587	$45,662	$55,524	$950,000	$1,148,773

Intangible asset amortization of $38,138 (2010 – $17,016) has been included in Direct cost of energy production. Total estimated amortization for each of the next five years is approximately $64,000.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

10.	INTANGIBLE ASSETS

2010

		Water	Royalty
	Software	rights	rights	Total
Cost
Balance as at June 30, 2009	$66,555	$-	$-	$66,555
Additions	3,820	17,016	1,000,000	1,020,836
Foreign exchange movement	3,339	-	-	3,339
Balance as at June 30, 2010	$73,714	$17,016	$1,000,000	$1,090,730

Accumulated amortization
Balance as at June 30, 2009	$53,541	$-	$-	$53,541
Amortization for the period	12,169	331	16,667	29,167
Foreign exchange movement	2,940	-	-	2,940
Balance as at June 30, 2010	$68,650	$331	$16,667	$85,648

Carrying amounts
At June 30, 2009	$13,014	$-	$-	$13,014
At June 30, 2010	$5,064	$16,685	$983,333	$1,005,082

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

11.	RESOURCE PROPERTY INTERESTS

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

		Blue Mountain		Imperial Valley		Pumpernickel
	Edna Mountain	Wind Project	Blue Mountain II	Projects	North Valley	Valley Project	Crump Geyser
	Project (Nevada)	(Nevada)	Project (Nevada)	(California)	Project (Nevada)	(Nevada)	Project (Oregon)	Total

Cost as at June 30, 2010	$29,488	$-	$-	$-	$443,484	$315,595	$776,200	$1,564,767
Government grants applied	-	-	-	-	(17,269)	-	(134,189)	(151,458)
Balance as at June 30, 2010	$29,488	$-	$-	$-	$426,215	$315,595	$642,011	$1,413,309

Acquisition of Imperial Valley projects	$-	$-	$-	$1,939,022	$-	$-	$-	$1,939,022
Additions for the period	(10,467)	125,010	90,312	44,534	121,709	269,710	2,629,145	3,269,953
Government grants applied	-	-	-	-	(13,713)	-	(309,324)	(323,037)
Net additions for the period	$(10,467)	$125,010	$90,312	$1,983,556	$107,996	$269,710	$2,319,821	$4,885,938

Costs as at June 30, 2011	$19,021	$125,010	$90,312	$1,983,556	$565,193	$585,305	$3,405,345	$6,773,742
Government grants applied	-	-	-	-	(30,982)	-	(443,513)	(474,495)
Balance as at June 30, 2011	$19,021	$125,010	$90,312	$1,983,556	$534,211	$585,305	$2,961,832	$6,299,247

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

11.	RESOURCE PROPERTY INTERESTS (Continued)

a.	Edna Mountain Project, Nevada

The project is located in Humboldt County, Nevada. The Company has a total of 11 square miles of federal land located a few miles northeast of the Pumpernickel Project. The leases are subject to a 1.75% royalty on gross electricity sales for the first 10 years and 3.5% subsequent.

b.	Blue Mountain Wind Project, Nevada

The Company has acquired lease options and wind development rights on 11 square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Currently, the Company is evaluating the feasibility of a wind project adjacent to the Faulkner I power plant.

c.	Blue Mountain II Project, Nevada

The Company is reviewing further development in the Blue Mountain area.

d.	Imperial Valley Projects, California

The Imperial Valley Projects are comprised of three projects, namely New Truckhaven, East Brawley and South Brawley, situated in the Imperial Valley, California.

i)	New Truckhaven

The New Truckhaven project consists of nine square miles of federal and private geothermal leases. The leases are subject to royalties upon electricity production varying from 2.5% to 3.5% of gross revenue during the first 20 years, increasing to a maximum of 5% thereafter.

Ormat holds an overriding royalty of 0.5% until 2020, then 0.75% until 2060, on certain leases within the New Truckhaven project. Layman Energy Associates, LLC (“LEA”) holds a 0.7% overriding royalty on gross sale proceeds from the sale of electric power on all of the New Truckhaven leases.

ii)	East Brawley

The East Brawley project consists of private leases covering an area totalling six square miles. The leases are subject to royalty rates between 3.2% and 4.25% of the gross revenue from electricity sales, increasing to a maximum of 5% after 15 years. LEA holds a 0.7% overriding royalty on gross sale proceeds from the sale of electric power on the East Brawley project.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

11.	RESOURCE PROPERTY INTERESTS (Continued)

d.	Imperial Valley Projects, California (continued)

iii)	South Brawley

The South Brawley project consists of 50% leasehold interest on three square miles of private land. The lease is subject to a royalty of 2.5% of the gross revenue from electricity sales for the first 10 years and 3.5% thereafter. LEA holds a 0.7% overriding royalty on gross sale proceeds from the sale of electric power on the South Brawley project.

e.	North Valley Project (formerly Black Warrior), Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 10 square miles of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1 million.

f.	Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 10 square miles. The Company leases geothermal rights from Newmont USA, certain private land owners and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat the Company gave Ormat a right of first refusal for the supply of the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing. The royalties associated with the leases vary from 1.75% to 5% on gross revenue from electricity sales.

g.	Crump Geyser, Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 11 square miles of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity. The option exists to buy down the royalty by 1% to 2.5% within 36 months following production date, for a purchase price of $500,000 for each of the three leases, escalating at 3% for each year following production date.

In November 2010, the Company signed a 50/50 Joint Venture Letter Agreement with Ormat to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The Company and Ormat formed a limited liability company, CGC, owned on a 50:50 basis.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

11.	RESOURCE PROPERTY INTERESTS (Continued)

g.	Crump Geyser, Oregon (continued)

The project is expected to be completed in 2013 and, if successful, would then be eligible for a 30% treasury cash grant under Section 1603 of the American Recovery and Reinvestment Act of 2009 (“ARRA”). Under the agreement, the Company has contributed its title and interest in the Crump Geyser project, leases, technical and engineering data, existing permits and the benefit from the continuing United States Department of Energy (“DOE”) cost-share grant for exploration in relation to the Crump geyser area. Ormat will finance 100% of the initial development activities of CGC in the amount of $15 million and pay the Company an additional $2.5 million in installments over a three-year period ($100,000 paid). After the initial development expenses financed by Ormat are expended, the parties will each be responsible for financing their 50% share of costs; however, the Company has the option to borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million (U.S.). Any bridge loans extended to the Company by Ormat will mature on the earlier of CGC obtaining third party non-recourse financing or upon achieving commercial operations, with an additional 90-day extension for any portion of bridge debt to be repaid from proceeds of the treasury cash grant. If either party to the agreement fails to make its pro-rata payment of an approved budget, the non-contributing party will be subject to customary dilution of its equity interest. If the Company is diluted, it will have an option to reinstate its 50% ownership position up to the date of commercial operation of the power plant. In no event will the Company's ownership interest be diluted below 20%. If the parties elect to construct an expansion project, each party shall be entitled to participate with a 50% interest and dilution provisions will also apply except that the Company will not enjoy dilution protection with respect to expansions.

Ormat is the EPC contractor for the power plant which will utilize Ormat's proprietary technology for generating and other plant equipment. Ormat is responsible for all development activities and will provide plant operations and management services to CGC. The parties have established a management committee, comprising two representatives from each party that has general oversight responsibility and will approve the EPC contract, power purchase agreements, long-term project financing and development plans for any expansion.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

12.	GOVERNMENT ASSISTANCE

The Company applies, when available, for various grants and/or assistance from the various levels of the U.S. Government. During the year ended June 30, 2010, the Company applied for and received a cash grant under Section 1603, Division B of the ARRA. The cash grant has a value of 30% of the total eligible capital costs for the Blue Mountain project. On November 12, 2009, the Company received $57.9 million from U.S Department of Treasury. The grant has been accounted for as a reduction of property, plant and equipment. Under the grant, in certain limited circumstances, a percentage of the grant (currently 80% decreasing to 20% by year five) would be repayable until five years after the property was placed in service. The limited circumstances are the disposal of the property to a disqualified person or if the property ceases to qualify as a specified energy property, as defined in the Section 1603.

During the year ended June 30, 2011, the Company applied for a second cash grant under the ARRA relating to additional drilling completed and placed in service at Blue Mountain. Subsequent to the year-end, the Company received $7.9 million.

On September 2, 2010, the Company’s subsidiary NGP I closed a financing with John Hancock for $98.5 million. The DOE guaranteed 80% of the loan, or $78.8 million, which resulted in a reduction of the interest rate of the John Hancock loan. The present value of the interest rate benefit of $10.3 million was recognized as government assistance (refer to note 9) and reduced the value of property, plant and equipment.

On October 29, 2009, the Company was awarded two grants from the DOE under the ARRA geothermal technologies program. The program calls for cost sharing grants on exploration and drilling work. The Company was awarded $1.8 million for the Crump Geyser geothermal project and $1.6 million for the North Valley geothermal project. As at June 30, 2011, the Company has received $443,513 (2010 – $134,189) for Crump Geyser and $30,982 (2010 – $17,269) for North Valley. The amounts received have been accounted for as reductions to resource property interests.

13.	LONG-TERM PAYABLES

Long-term payables consist of Nevada Sales and Use Tax deferred on plant construction purchases. The deferred taxes are payable over a period starting during 2009/2010 and ending October 31, 2013. Payments of approximately $23,000 are due each month until October 2013. The amounts recorded in the financial statements are the scheduled repayments discounted at an effective interest rate of 14%. The current portion of the Sales and Use Tax has been included in accounts payable. As at June 30, 2011, the Company owes $572,787 (2010 - $839,536) of Sales and Use Taxes.

	2011	2010
Taxes payable	$494,563	$680,646
Short-term portion included in accounts payable	(221,374)	(193,733)
Long-term portion	$273,189	$486,913

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

14.	LEASE OBLIGATIONS

	2011	2010
Leases payable	$32,108	$39,208
Short-term portion included in accounts payable	(7,594)	(7,100)
Long-term portion	$24,514	$32,108

The following is a schedule of future minimum lease payments under a financing lease expiring April 30, 2015:

	2011	2010
2011	$-	$9,530
2012	9,530	9,530
2013	9,530	9,530
2014	9,530	9,530
2015	7,940	7,940
Total minium lease payments	36,530	46,060
Amount representing interest at 7.25%	(4,422)	(6,852)
	$32,108	$39,208

15.	LONG-TERM LIABILITIES

	2011	2010

Long-term liabilities - EIG Loan (a)	$78,358,838	$153,708,330
Long-term liabilities - John Hancock (b)	78,804,412	-
Short-term portion of long-term liabilities	(4,689,597)	(153,708,330)
Balance as at June 30	$152,473,653	$-

a)	EIG Loan

On August 29, 2008, the Company closed a financing with EIG (formerly TCW), a Washington based investment management firm, for an amount of up to $180 million.

On September 3, 2010 the Company and EIG entered into an Amended and Restated Note Purchase Agreement in respect of the EIG loan and at the same time, the Company entered into a Consent and Waiver agreement with EIG, rectifying earlier non-compliance with loan terms, and issued 4.5 million warrants to EIG (see Note 19c). The fair value of the warrants of $519,588 was included in transaction costs capitalized relating to the modification of the loan. As at June 30, 2011, the Company was in compliance with the terms of the EIG loan.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

15.	LONG-TERM LIABILITIES (Continued)

a)	EIG Loan (continued)

As at June 30, 2011, the total amount due under the EIG loan was $91,283,094 (2010 - $163,957,364).

The principal terms of the amended and restated EIG loan are:

  14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;

  Accrued interest was added to the principal prior to commercial operation and thereafter 6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;

  The principal is repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which increases to 100% while target loan balances are exceeded;

  Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 12.5% of the fair market value of the equity of Holdco (See Note 16);

  EIG released the NGP I security held in respect of the EIG loan upon closing of the John Hancock loan but has retained its lien on the equity interests in Holdco which holds the equity interest in NGP I.

  A Yield Maintenance Amount (“YMA”), equal to the difference between the present value of the remaining scheduled payments discounted at a US Treasury rate and the amount of principal being repaid, is payable if optional prepayments are made.

  An Alternative Yield Maintenance Premium (“AYMP”) is payable as follows:

  10% on principal repayments from grant proceeds before September 2, 2011;

  15% on principal repayments from equity issuances, proceeds of asset dispositions, grant proceeds or tax equity proceeds before March 2, 2012; and

  In addition, if these repayments are made before the dates mentioned above and reduce the balance of the loan below $70m, the YMA becomes payable.

The effective interest rate of the loan was originally calculated as 17.65%. The EIG loan terms include a debt service covenant of 1.4:1. This debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security. In addition, under the Company’s current power production forecast, the Company is not able to service the EIG loan for the full loan term. Accordingly the Company has entered into negotiations with EIG regarding a potential change of the loan terms. As at June 30, 2011 and as at the date of these financial statements, the outcome of these negotiations is unknown, and subject to considerable uncertainty. Under normal circumstances, the Company would update its estimate of the future cash flows associated with the EIG loan, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of June 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate possible. The Company was unable to calculate the fair value of the loan as at June 30, 2011 for the same reason.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

15.	LONG-TERM LIABILITIES (Continued)

a)	EIG Loan (continued)

	2011	2010
Opening balance	$153,708,330	$149,095,125

Loan proceeds	-	19,989,898
Loan repayments	(86,744,367)	(38,895,227)
Transaction costs	(762,014)	(61,558)
Net cash (repaid) borrowed during the period	(87,506,381)	(18,966,887)
Interest	14,070,097	23,264,074
Interest accretion	1,655,688	4,004,359
Adjustment: change in estimate of future cash flows	(3,568,896)	(3,688,341)
Balance as at June 30	$78,358,838	$153,708,330

	2011	2010
Balance, end of period per financial statements	$78,358,838	$153,708,330
Add back:
Transaction costs	9,697,661	8,935,647
Fair value of cash settled option at inception	1,759,501	1,759,501
Interest accretion	(6,568,021)	(4,912,333)
Adjustment: change in estimate of future cash flows	8,035,115	4,466,219
Amount owing to EIG	$91,283,094	$163,957,364

b)	John Hancock Loan

On September 3, 2010, the Company’s subsidiary NGP I closed a financing with John Hancock for $98.5 million. The DOE has guaranteed 80% of the principal and interest of the loan.

The principal terms of the John Hancock loan are:

  A maturity date of December 31, 2029;

  A blended interest rate of 4.14%;

  Payments are made quarterly, consisting of a blend of principal and interest;

  Cash distributions from NGP I are not allowed if the debt service coverage ratio falls below 1.2;

  If the forecast debt service coverage ratio falls below 1.45:1, the Company is required to restore the ratio by retaining cash in the project for remedial work or loan repayments;

  The John Hancock loan is a senior secured obligation of NGP I and John Hancock has first priority security interest in all NGP I assets; and

  Additional repayments in whole or in part, are subject to a Make Whole Amount. The Make Whole Amount is calculated as the excess of the discounted value of the remaining scheduled payments over the principal being repaid. The discounted value is calculated using the reinvestment yield, which is calculated as 0.5% over the yield to maturity of the US treasury securities with a maturity equal to the remaining average life of the principal being repaid.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

15.	LONG-TERM LIABILITIES (Continued)

b)	John Hancock Loan (continued)

Interest rate benefit of government guarantee:

The present value of the benefit attributed to the interest rate reduction obtained as a result of the DOE loan guarantee has been recognized as government assistance, and applied to property, plant and equipment.

As at June 30, 2011, the total amount due under the John Hancock loan was $93,239,038 (June 30, 2010 - $nil). The effective interest rate of the instrument over its expected life is 6.90%. As at June 30, 2011, the estimated fair value of the John Hancock loan is $83,136,168. The fair value represents the discounted future cash flows of the JH loan at the interest rate that would be available to the Company on the balance sheet date (estimated at 6.25%).

NGP I’s assets of approximately $176.3 million are held as collateral by John Hancock. NGP I’s assets are not available to satisfy the obligations and debts of other group companies.

	2011	2010

Loan proceeds	$98,500,000	$-
Loan repayments	(8,565,816)	-
Transaction costs	(5,474,687)	-
Net cash borrowed during the period	84,459,497	-
Interest rate benefit of government guarantee	(10,319,017)	-
Interest	3,304,854	-
Interest accretion	1,359,078	-
Balance as at June 30, 2011	$78,804,412	$-

	2011	2010
Balance, end of period per financial statements	$78,804,412	$-
Add back:
Transaction costs	5,474,687	-
Interest rate benefit of government guarantee	10,319,017	-
Interest accretion	(1,359,078)	-
Amount owing to John Hancock	$93,239,038	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

16.	CASH SETTLED OPTION

	2011	2010

Opening balance	$2,722,396	$1,820,844
Change in fair value recorded in income	(2,722,396)	901,552
Balance as at June 30	$-	$2,722,396

The fair value of the cash settled option at June 30, 2011 was reduced to zero due to the current expectation that the Company will not be able to service the EIG loan for the full loan term without higher power production and / or a restructuring of the loan terms.

17.	ASSET RETIREMENT OBLIGATION

The asset retirement obligation arises from the Company’s investment in the Blue Mountain project. Although the ultimate amount of the site restoration and reclamation costs is uncertain due to uncertainty regarding the extent of the liability and the costs that will have to be incurred to settle the liability, the present value of these obligations is based on information currently available. Such costs include: land rehabilitation, demolition of buildings, removal of cement and restoration of wells as well as removal of power poles and other costs. The majority of costs attributed to these commitments and contingencies are expected to be incurred after 2039, and are to be funded mainly from the Company’s cash provided by operating activities.

The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements. The total undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $12,199,088 (2010 - $11,964,587). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at credit adjusted risk-free rates ranging from 5.21% to 8.84% (2010 – 5.21% to 9.31%).

	2011	2010

Opening Balance	$1,291,274	$932,689
Additional liabilities incurred - wells	92,321	165,680
Revision of prior years estimates	26,605	119,370
Accretion expense	97,677	73,535
Balance as at June 30	$1,507,877	$1,291,274

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

18.	INCOME TAXES

The recovery of income taxes shown in the income statement differs from the amounts obtained by applying statutory rates due to the following:

	2011	2010	2009

Statutory tax rate	27.50%	29.25%	29.25%

Expected income tax recovery at statutory rates	$(2,366,919)	$(5,259,574)	$(1,488,462)
Increase in recovery due to higher tax rates of foreign subsidiaries	(394,922)	(728,659)	(62,029)
Change in tax rates	31,294	422,988	(427,727)
Non-deductible and non-taxable items	(515,718)	3,805,854	632,480
Benefit of losses not recognized	14,413,029	6,953,992	5,110,018
Change in valuation allowance	(11,166,765)	(5,194,601)	(3,764,280)
Income tax expense	$-	$-	$-

The significant components of the Company’s future tax assets (liability) are as follows:

	2011	2010

Operating losses	$39,133,022	$16,018,980
Property, plant and equipment, intangible assets & resource property interests	(16,446,115)	(10,617,653)
Investment in joint venture	3,209,798	-
Share issue costs	230,438	141,876
Other	(2,492,755)	381,312
Valuation allowance	(23,634,387)	(5,924,515)
	$-	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

18.	INCOME TAXES (Continued)

The Company and its subsidiaries have non-capital losses carried forward of approximately CAD 14.7 million (2010 – CAD 11.9 million) and $103.9 million (2010 – $38.9 million), that may be available for tax purposes.

Non-capital losses for tax purposes will expire as follows, if they remain unused at that time:

2015	$466,552
2016	1,110,020
2022	40,202
2023	325,055
2024	160,100
2025	374,665
2026	2,269,416
2027	6,966,160
2028	14,144,477
2029	45,603,042
2030	9,725,107
2031	35,058,853
2032	2,816,458
$119,060,108

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

19.	SHARE CAPITAL

a)	Authorized

Unlimited voting common shares – no par value.
25,000,000 first preferred shares – no par value (none issued).
25,000,000 second preferred shares – no par value (none issued).

Issued

See Consolidated Statement of Changes in Shareholders’ Equity.

b)	Stock Options

During the year ended June 30, 2011, the Company received $18,231 (2010 - $455,335) from the exercise of 35,000 (2010 – 714,000) stock options.

A summary of the changes in stock options for the year ended June 30, 2011 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD

Balance, June 30, 2009	9,296,000	$0.76

Granted	480,000	1.00
Exercised	(714,000)	(0.67)
Expired	(560,750)	(1.09)
Forfeited	(9,750)	(0.57)

Balance, June 30, 2010	8,491,500	$0.77

Granted	1,695,000	0.75
Exercised	(35,000)	(0.53)
Expired	(1,160,000)	(0.90)
Forfeited	(564,000)	(0.93)
Balance, June 30, 2011	8,427,500	$0.73

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

19.	SHARE CAPITAL (Continued)

b)	Stock Options (continued)

As at June 30, 2011, the following stock options were outstanding:

Exercise		Remaining
Price	Outstanding	Contractual	Number
CAD	Options	Life (Yrs)	Exercisable
$0.45 - $0.64	1,433,500	2.7	1,433,500
$0.65 - $0.84	5,265,000	2.0	4,950,000
$0.85 - $1.04	1,189,000	1.9	1,189,000
$1.05 - $1.24	540,000	2.4	540,000
	8,427,500	2.2	8,112,500

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding common shares at any point in time. During the year ended June 30, 2011, the Company recorded $540,815 (2010 -$224,500) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Historically, most options granted vested immediately. In fiscal 2009, the Board approved a policy under which employee options vest over an 18-month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2011	2010
Risk free interest rate	1.7%	1.13 -1.33%
Expected life	3 years	3 years
Expected volatility	72%	70-71%
Expected dividend yield	0%	0%
Weighted average fair value of options granted	$0.36	$0.49

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

19.	SHARE CAPITAL (Continued)

c)	Warrants

A summary of the changes in warrants for the year ended June 30, 2011 is below:

	EIG Warrants		Share Purchase Warrants	Finders' Warrants
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of	Price	of	Price	of	Price
	Warrants	CAD	Warrants	CAD	Warrants	CAD
Balance, June 30, 2010	-	$-	-	$-	-	$-
Issued	4,500,000	1.50	20,700,000	0.70	1,000,000	0.50
Exercised	-	-	(25,000)	(0.70)	-	-
Balance, June 30, 2011	4,500,000	$1.50	20,675,000	$0.70	1,000,000	$0.50

i.	EIG Warrants

On September 3, 2010, concurrent with the closing of the John Hancock loan, the Company issued EIG 4.5 million warrants exercisable at a price of CAD 1.50 for a period of five years. If the Company’s share price closes at CAD 2.00 or greater for a period of 20 consecutive trading days, the Company shall give written notice to EIG that if the warrants are not exercised within 30 days of the notice, the warrants shall expire.

The EIG warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.30%, dividend yield of 0%, volatility of 68% and an expected life of 4.6 years. The fair value of the warrants issued to EIG was CAD 0.12 per warrant.

ii.	Share Purchase Warrants

On September 24, 2010, the Company closed a non-brokered private placement for 20,700,000 units at a price of CAD 0.50 per unit, to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one three year transferable share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70 per warrant share. In the event that the closing price of the Company’s common shares on the TSX Venture Exchange is CAD 1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants, and in such case, the warrants must be exercised within 30 days.

The warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. The proceeds of the private placement were allocated between share capital and warrants outstanding, based on a fair value of the warrants issued of CAD 0.25.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

19.	SHARE CAPITAL (Continued)

c)	Warrants (continued)

ii.	Finders’ Warrants

On September 24, 2010, the Company issued one million finders’ warrants as partial compensation for money raised in the non-brokered private placement. The finders’ warrants entitle the holder to acquire a unit (consisting of one common share and one warrant, exercisable at CAD 0.70 per warrant share) for a period of up to 36 months at an exercise price of CAD 0.50 per unit.

The finders’ warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. Fair value of the finders’ warrants issued was CAD 0.60 per warrant.

The value of the warrants was determined using a Monte Carlo simulation model rather than the Black-Scholes model due to the accelerated exercise of warrants based on price.

As at June 30, 2011, the following warrants were outstanding:

	Exercise		Remaining
	Price	Outstanding	Contractual
	CAD	Warrants	Life (Yrs)
EIG warrants	1.50	4,500,000	4.2
Share purchase warrants	0.70	20,675,000	2.2
Finders' warrants	0.50	1,000,000	2.2

20.	FINANCIAL INSTRUMENTS

a)	Fair value of financial assets and financial liabilities

The fair values of the following financial assets and liabilities approximate their carrying values, due to the relatively short periods to maturity of these items: cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities.

The fair value of the marketable securities is based on market prices as at June 30, 2011. Changes to the fair value of marketable securities are recorded in other comprehensive income, shown in the statement of changes in shareholders’ equity. For the year ended June 30, 2011, the Company recorded a decrease of $54,796 (2010 – $14,597) in marketable securities.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS (Continued)

a)	Fair value of financial assets and financial liabilities (continued)

The fair value of the cash settled option was previously based on a discounted cash flow model. For the year ended June 30, 2011, the Company recorded a gain of $2,722,396 (2010 – loss of $901,552) on the change in fair value of the cash settled option, which is reported on the income statement. The 2011 gain resulted from the reduction of the fair value to zero, due to the current expectation that the Company will not be able to service the EIG loan for the full loan term without an increase in power production and / or a restructuring of the EIG loan terms.

The fair values of the long-term liability and long-term payable are estimated for disclosure purposes by discounting the future contractual cash flows at the interest rate that would be available to the Company at the balance sheet date. The effective interest rate of the John Hancock Loan is 6.90%. The fair value interest rate for the John Hancock loan is 6.25%. The effective interest rate of the long-term payable is 14% and the fair value calculation was performed using an estimated interest rate of 9.93%.

In accordance with Section 3862 of the CICA Handbook, the following table outlines the classification, carrying amounts and fair values of our financial assets and liabilities.

The carrying amounts for accounts payable and accrued liabilities (classified as other financial liabilities) and accounts receivable (classified as loans and receivables) are a reasonable approximation of their fair value, and are therefore not disclosed in the table below.

	Carrying	Fair Value
Financial asset (liability)	Amount	Level 1 Input	Level 2 Input	Level 3 Input	Total

Financial assets held for trading
Cash and cash equivalents	$9,461,451	$9,461,451	$-	$-	$9,461,451
Restricted cash	12,383,683	12,383,683	-	-	12,383,683

Available-for-sale financial assets
Marketable securities	16,592	16,592	-	-	16,592

Other financial liabilities
Long-term payables	(494,563)	-	(522,134)	-	(522,134)
John Hancock Loan	(78,804,412)		(83,136,168)	-	(83,136,168)

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS (Continued)

a)	Fair value of financial assets and financial liabilities (continued)

There were no transfers between different levels in the fair value hierarchy during the year. A reconciliation of the opening and closing balance of the cash settled option is provided in Note 16.

b)	Financial risk factors

The Company’s activities expose it to a variety of financial risks, including market risk (this includes currency risk, interest rate risk and other price risk) as well as credit risk and liquidity risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued development of the Company’s geothermal properties, and to limit exposure to credit and market risks. The types of risk exposure and the way in which such exposures are managed are as follows:

i.	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices.

Currency risk

The operating results and financial position of the Company are reported in US dollars. The Company operates in Canada and the United States. The Company’s US operations’ functional currency is the US dollar, and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than US dollars. The Company’s Canadian operations’ functional currency is the Canadian dollar and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than Canadian dollars.

The sensitivity analysis below provides details on the effect of a reasonably possible change in exchange rates on the net income and other comprehensive income of the Company. The effect on other comprehensive income arises from the translation of the financial statements of the Company’s Canadian operations into US dollars.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

i.	Market Risk (continued)

	Carrying amount	5% increase	5% decrease
	of asset (liability)	in value	in value
	June 30, 2011	of CAD	of CAD
Effect on net income
Cash and cash equivalents denominated in USD in Canadian Operations	$24,084	$(1,159)	$1,159
Accounts payable and accrued liabilities in USD in Canadian Operations	(12,631)	608	(608)

Effect on other comprehensive income
Cash and cash equivalents denominated in CAD	5,500,062	289,382	(261,830)
Accounts receivable denominated in CAD	45,361	2,387	(2,159)
Accounts payable and accrued liabilities denominated in CAD	(367,073)	(19,314)	17,474
	$5,189,803	$271,904	$(245,964)

Cash flow and fair value interest rate risk

Financial instruments with floating rates are subject to cash flow interest rate risk; financial instruments with fixed rates are subject to fair value interest rate risk. The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances with terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. A balance is maintained between fixed and floating rate instruments. The long-term liabilities have a fixed interest rate of 14% for the EIG loan and 4.14% for the John Hancock loan, respectively, and are subject to fair value interest rate risk. The long-term liabilities are carried at amortized cost and changes in market interest rates will not affect income.

	Carrying amount
	of asset (liability)	1% increase	1% decrease
	June 30, 2011	in interest rates	in interest rates
Effect on net income
Cash and cash equivalents with floating rates	$5,316,281	$59,712	$(57,420)
Restricted cash short-term with floating rates	3,000,023	38,673	(561)
Restricted cash long-term with floating rates	9,383,660	113,789	(10,125)
	$17,699,964	$212,174	$(68,106)

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

i.	Market Risk (continued)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as commodity or equity prices. The Company is subject to other price risk arising from a number of balances and transactions:

  In the first place, the fair value of the marketable securities is affected by equity prices.

	Carrying amount
	of asset (liability)	50% increase in	50% decrease in
	June 30, 2011	share price	share price
Effect on other comprehensive income
Marketable securities	$16,592	$8,296	$(8,296)

  Revenue, from excess electricity produced, is also influenced by market prices for electricity. A reasonably possible change in market prices for electricity should not have had a material impact on the Company’s financial statements.

ii.	Credit Risk

The Company has limited exposure to credit risk, since credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The risk exposure is limited to the carrying amounts of these items at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates. Restricted cash consists of certificates of deposit held with the Bank of the West and various deposit accounts held with Wilmington Trust. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Accounts receivable consist of amounts due from NVE for electricity, equipment receivable as part of a settlement, amounts due from the Crump joint venture company and harmonized sales tax recoverable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts, if required. As at June 30, 2011, $7,734 was past due from our joint venture company.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

iii.	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company strives to ensure there are sufficient funds available to meet short-term business requirements, taking into account the Company’s holdings of cash and cash equivalents. Management prepares annual operating and capital expenditure budgets and prepares monthly cash flows and liquidity forecasts.

The Company’s liquidity risk stems mainly from its long-term liabilities, consisting of $91,283,092 owing to EIG and $93,239,038 owing to John Hancock. Both long-term liabilities are to be repaid from the cash flows available from the Blue Mountain plant, the EIG loan being repaid with the remaining cash after the John Hancock loan payments.

During the year under review, the Company reduced its power production forecast for the Blue Mountain plant based on preliminary results from its drilling program at Blue Mountain. The updated forecast does not affect the outlook for the repayment of the John Hancock loan, but the Company now estimates that it will not be able to service the EIG loan for the full loan term under the new power production forecast, unless the Company is able to increase power production or renegotiate the terms of the loan. The cash flows available to fund interest payments on the EIG loan will ultimately depend on factors such as the outcome of an ongoing well testing and stimulation program and other factors affecting the operations of the Blue Mountain plant. In addition, the EIG debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security. Accordingly, the Company has entered into negotiations with EIG regarding a potential restructuring of the loan terms. As at June 30, 2011 and as at the date of these financial statements, the outcome of these negotiations is unknown, and subject to considerable uncertainty.

The table below presents a maturity analysis of the Company’s financial liabilities that shows the remaining contractual maturities as at June 30, 2011:

	Carrying	Contractual	Within 1	1 - 5	More than
	amount	cash flows	year	years	5 years

Long-term leases	$32,109	$36,531	$9,530	$27,001	$-
Long-term payables	494,563	572,787	276,980	295,807	-
John Hancock loan	78,804,412	123,078,402	10,057,969	37,898,299	75,122,134

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

iii.	Liquidity Risk (continued)

The EIG loan is not included in the table because the Company is not able to make a reasonable estimate of the future cash flows associated with the loan at this stage.

21.	REVENUE

Revenue consists of:

	2011	2010
Electricity sales	$23,828,743	$11,839,010
Funds received from settlement	1,000,000	-
Consulting income from CGC	28,074	-
Total Revenue	$24,856,817	$11,839,010

22.	INTEREST EXPENSE

For the year ended June 30, 2011, the Company recorded $16,770,006 in interest expense (2010 – $15,365,331). Details are as follows:

	2011	2010	2009
Accretion on long-term payables	$80,668	$65,283	$-
Lease obligations	2,429	451	-
Long-term liabilities - contractual interest	17,253,570	15,621,998	-
Long-term liabilities - accretion	2,974,095	2,715,378	-
Other	6,397	667	-
Interest expense	20,317,159	18,403,777	-
Long-term liabilities - change in estimates	(3,547,153)	(3,038,446)	-
Net interest expense	$16,770,006	$15,365,331	$-

23.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

As at June 30, 2011, a total of $44,796 (2010 - $68,040) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

23.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

At as June 30, 2011, a total of $7,734 (2010 – nil) was due from the joint venture company, CGC and included in the consolidated financial statements.

During the year ended June 30, 2011 and 2010, the following were paid to or accrued for directors, officers, former officers and companies controlled by directors of the Company:

	2011	2010	2009

Directors' fees	$93,164	$72,055	$77,702
Consulting expense, including success fee (directors)	758,828	351,484	1,184,131
Consulting revenue (CGC)	28,074	-	-

Consulting costs for 2011 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

24.	COMMITMENTS

a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

	2011	2010
2011	$-	$512,747
2012	2,510,700	526,292
2013	1,109,217	538,278
2014	1,116,908	525,506
2015	975,758	214,501
2016	834,985	205,473
2017 and thereafter	4,352,845	2,213,478
	$10,900,414	$4,736,275

b)

Under the terms of the PPA with NVE, the Company is liable for the cost of alternative power and renewable energy credits in certain circumstances, particularly if the minimum power under the PPA is not available. Under terms of the PPA, the Company has cash collateralized $3,805,672 in letters of credit in favor of NVE, with the Bank of the West.

c)	Restricted Cash Short-term

Restricted short-term cash of $3,000,023 (2010 – nil) is available only for wellfield expenditures and property tax at Blue Mountain.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

24.	COMMITMENTS (Continued)

d)	Restricted Cash Long-term

	2011	2010
Cash with restricted use	$5,477,988	$-
Cash collaterized letter of credit in favour of Oregon Department of Minerals for reclamation work	50,000	150,000
Cash collaterized letter of credit in favour of Nevada Division of Minerals for reclamation work	50,000	50,000
Cash collaterized letter of credit in favour of NVE for power purchase agreement	3,805,672	3,805,672
	$9,383,660	$4,005,672

Restricted long-term cash includes approximately $5.1 million as a debt service reserve and approximately $0.3 million reserved for major maintenance at the Blue Mountain plant.

In addition to amounts recorded as restricted cash, cash of approximately $3.8 million is restricted for use by NGP I and is included in the Company’s cash and cash equivalents.

25.	ADDITIONAL CASH FLOW INFORMATION

The changes in these balances have been excluded from cash flows used in investing activities.

a)	Interest	2011	2010	2009
	Interest received	$85,454	$76,611	$346,520
	Interest paid	11,951,318	10,015,847	962,357

b)		2011	2010	2009
	Amount of accounts payable for future financing costs and transaction costs	$-	$1,016,462	$180,230
	Amount of accounts payable for resource property interests	38,604	45,138	57,243
	Amount of accounts payable for property, plant and equipment	372,728	1,184,371	16,394,756
	Amount of deferred construction amounts payable	-	-	9,028,380
	Amount of accounts payable for Imperial Valley acquisition	25,000	-	-
	Amount of future income tax included in construction in progress	-	-	1,320,440
	Amount of accounts receivable for property, plant and equipment for insurance claim	-	377,828	-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

26.	JOINT VENTURE TRANSACTIONS

On November 1, 2010, the Company entered into a joint venture agreement with Ormat where both companies will jointly develop the Crump Geyser project on a 50:50 basis. The Company contributed its title and interest in the Crump Geyser project geothermal leases, technical and engineering data, existing permits and the benefit from the DOE cost-share grant for exploration in relation to the Crump geyser area. The Company transferred assets with a book value of $559,416 to CGC.

The following amounts are included in the consolidated financial statements in respect of the joint venture:

	2011	2010
Cash and cash equivalents	$1,544	$-
Prepaid expenses	3,206	-
Resource property interests	2,961,832	-
Operating expenses	61,446	-
Cash flow from operations	(69,848)	-
Cash flow from investing activities	71,392	-

The Company has recorded a deferred gain of $2,510,980 representing the excess of contributions made to the joint venture by Ormat over the book value of the contributions made by the Company.

27.	IMPERIAL VALLEY ASSET ACQUISTION

On May 31, 2011, the Company completed a transaction with Iceland America Energy Inc. (“IAE”), where the Company purchased a 100-per-cent ownership of IAE's geothermal assets comprising the New Truckhaven, East Brawley and South Brawley projects in the Imperial Valley, Southern California, for a payment of approximately $680,000 in cash and 6,074,069 shares of the Company.

The following amounts are included in the consolidated financial statements in respect of the IAE acquisition:

	2011	2010
Resource property interests	$1,939,022	$-
Prepaid expenses	190,373	-
Operating expenses	23,494	-
Subtotal	2,152,889	-
Amounts payable	(25,000)	-
Shares issued	(1,473,369)	-
Cash portion	$654,520	-

Included in operating activities	$23,494	$-
Included in investing activities	631,026	-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

28.	SEGMENTAL ANALYSIS

	as at June 30, 2011

	Blue Mountain -			Corporate and
	Faulkner I	Crump	Other	reconciling
	Power Plant	Geyser Project	projects	items	Total

Cash and cash equivalents	$3,781,035	$42,885	$113,334	$5,524,197	$9,461,451
Property, plant and equipment	158,251,067	-	152,180	1,580,776	159,984,023
Resource property interests	-	2,961,832	3,337,415	-	6,299,247
Segment assets	178,553,501	3,016,568	4,022,695	7,459,839	193,052,603
Segment liabilities	160,071,246	2,553,906	216,167	379,456	163,220,775

	as at June 30, 2010

Cash and cash equivalents	$4,570,882	$-	$25,993	$1,838,500	$6,435,375
Property, plant and equipment	168,012,969	-	131,299	1,572,708	169,716,976
Resource property interests	-	642,011	771,298	-	1,413,309
Segment assets	181,850,600	642,011	1,278,856	3,502,314	187,273,781
Segment liabilities	160,685,006	-	148,630	650,509	161,484,145

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

28.	SEGMENTAL ANALYSIS (Continued)

		Year ended June 30, 2011
	Blue Mountain -		Corporate and
	Faulkner I	Crump	Other	reconciling
	Power Plant	Geyser Project	projects	items	Total

Revenue	$24,828,743	$28,074	$-	$-	$24,856,817
Amortization	34,563	-	1,194	7,996	43,753
Depreciation	6,988,207	-	41,501	94,660	7,124,368
Interest expense	20,314,730	-	2,429		20,317,159
Interest income	11,358	-	352	73,744	85,454
Non-cash interest	8,490,558	-	2,429	-	8,492,987
Change in long-term liability estimates	(3,547,153)	-	-	-	(3,547,153)
Net Loss	4,331,814	408,257	785,642	3,081,263	8,606,976

		Year ended June 30, 2010

Revenue	$11,839,010	$-	$-	$-	$11,839,010
Amortization	17,480	-	7,697	3,990	29,167
Depreciation	4,845,539	-	31,982	72,895	4,950,416
Interest expense	18,403,326	-	451	-	18,403,777
Interest income	65,733	-	87	10,791	76,611
Non-cash interest	9,259,846	-	451	-	9,260,297
Change in long-term liability estimates	(3,038,446)	-	-	-	(3,038,446)
Net Loss	15,047,745	-	266,750	2,666,956	17,981,451

All of the Company’s geothermal properties are located in the U.S.; the Company’s head office is located in Canada.

29.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to June 30, 2011:

a)	On July 21, 2011, NGP I received $7,869,212 under the ARRA (see Note 12); and

b)

On September 16, 2011, there was a small fire involving an auxiliary pump at Blue Mountain. Damage was contained to the pump, and the plant was placed back in service. The Company is assessing the financial impact of the fire.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 The Company prepares its financial statements in accordance with GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

Income statement differences	2011	2010	2009

Net loss - Canadian GAAP	$(8,606,976)	$(17,981,451)	$(5,088,760)

Add:
Amortization (iii)	2,446,887	1,732,543	-

Deduct:
Difference in capitalized interest (ii)	37,907	(56,708)	-
Interests in resource properties (i & ii)	(2,374,958)	(417,393)	(2,204,043)
Net loss - US GAAP	$(8,497,141)	$(16,723,009)	$(7,292,803)

Basic and diluted loss per common share - US GAAP	$(0.08)	$(0.18)	$(0.08)
Weighted average shares outstanding - US GAAP	111,497,866	95,280,808	94,438,849

The Company’s US comprehensive loss is comprised as follows:

	2011	2010	2009

Net loss - US GAAP	$(8,497,141)	$(16,723,009)	$(7,292,803)

Other comprehensive income (loss)
Foreign translation gain	686,131	189,655	1,380,863
Decrease in unrealized holding gains on marketable securities	(54,796)	(14,597)	(94,656)
Impairment of marketable securities included in income statement	-	75,429	-
Comprehensive loss - US GAAP	$(7,865,806)	$(16,472,522)	$(6,006,596)

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Shareholders' Equity	2011	2010	2009

Shareholders' Equity - Canadian GAAP	$29,831,848	$25,789,636	$42,542,780
Accumulated other comprehensive loss	794,377	794,377	794,377
Amortization (iii)	4,179,430	1,732,543	-
Difference in capitalized interest (ii)	(18,801)	(56,708)	-
Interests in resource properties	(53,064,271)	(50,689,313)	(50,271,920)

Shareholders' Equity - US GAAP	$(18,277,418)	$(22,429,465)	$(6,934,763)

Interests in Resource Properties	2011	2010	2009

Resource property interests - Canadian GAAP	$6,299,247	$1,413,309	$88,561,126

Costs of interests in resource properties expensed per US GAAP (i & iii)	(6,299,247)	(1,413,309)	(49,477,543)
Difference in capitalized interest (ii)	-	-	(452,073)

Resource property interests - US GAAP	$-	$-	$38,631,510

Property, Plant and Equipment	2011	2010	2009

Property, Plant and Equipment - Canadian GAAP	$159,984,023	$169,716,976	$110,840,965

Costs of interests in resource properties expensed per US GAAP (i & iii)	(48,481,627)	(48,481,627)	-
Difference in capitalized interest (ii)	(18,801)	(56,708)	452,073
Amortization (iii)	4,179,430	1,732,543	-

Property, Plant and Equipment - US GAAP	$115,663,024	$122,911,184	$111,293,038

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP	2011	2010	2009

Cash flows from (used in):
Cash flows used in operating activities
Net loss in accordance with US GAAP	$(8,497,141)	$(16,723,009)	$(7,292,803)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	43,753	29,167	22,071
Depreciation	4,677,481	3,217,873	66,350
Accretion of asset retirement obligation	97,676	73,535	58,446
Change in fair value of cash settled option	(2,722,396)	901,552	61,343
Foreign exchange loss	-	-	1,737,199
Non-cash interest	8,455,080	6,221,851	-
Impairment of marketable securities	-	75,429	-
Change in long-term liability estimates	(3,547,153)	-	-
Stock-based compensation	540,815	224,500	307,359
Shares issued for mineral property	1,450,734	-	-
Loss on sale of property, plant and equipment	5,214	-	8,395
Undrawn commitment fee	-	-	264,925
Change in non-cash working capital
Decrease (increase) in accounts receivable	277,451	(1,984,956)	28,599
Increase in inventory	(111,342)	(161,881)	-
(Increase) decrease in prepaid expenses	(242,916)	(51,111)	(766,847)
Increase (decrease) in accounts payable	200,842	167,975	(3,894,046)
	628,099	(8,009,075)	(9,399,009)
Cash flows used in investing activities
Acquisition and construction of property, plant and equipment	(9,171,824)	(51,191,003)	(66,730,935)
Acquisition of intangible assets	(127,506)	(1,020,836)	(21,938)
Acquisition of Imperial Valley assets	-	-	-
Resource property interests	-	-	(32,638,155)
Proceeds on disposal of property, plant and equipment	6,945	-	31,454
Government grants received	-	57,872,513	-
(Decrease) increase in restricted cash	(8,378,010)	14,655,186	(17,920,984)
	(17,670,395)	20,315,860	(117,280,558)
Cash flows used in financing activities
Net proceeds from private placements	9,468,026	-	-
Proceeds from options exercised	18,231	753,320	94,899
Proceeds from warrants exercised	17,602	-	-
Repayments of long-term payables	(276,979)	-	-
Repayments of long-term leases	(9,528)	(1,139)	-
Repayments of John Hancock loan	(5,260,961)	-	-
Repayments of EIG loan and transaction costs	(78,276,166)	(28,879,380)	-
Repayments of Glitnir Capital loan	-	-	(20,723,093)
Loan advances net of transaction costs	93,859,420	19,989,898	139,292,591
Future financing costs	(126,731)	(186,888)	(574,802)
	19,412,914	(8,324,189)	118,089,595

Effect of exchange rate changes on cash and cash equivalents	655,458	62,351	(492,960)
Increase (decrease) in cash and cash equivalents	3,026,076	4,044,947	(9,082,932)

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Deferred Gain	2011	2010	2009

Deferred Gain – Canadian GAAP	$2,510,980	$-	$-

Costs of interest in resource properties expensed per US GAAP (i)	(2,510,980)	-	-

Deferred Gain - US GAAP	$-	$-	$-

Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States are described and quantified below.

i.	Deferred Exploration Expenditures – Resource Property Interests

Under Canadian GAAP, the Company capitalizes costs of exploration relating to its resource property interests. Under US GAAP, all such costs are expensed until the Company has determined that the property is economically feasible and capable of commercial production. The Company uses the following indicators of economic feasibility:

  A third party assessment of the resource.

  Contracts indicating the recoverability of expenditures.

  The development of an economic model indicating the feasibility of the project.

  Financing to complete the project.

The Company determined that the Blue Mountain project was economically feasible on August 29, 2008. As a result, costs incurred after the determination of economic feasibility of the Blue Mountain project in the years-ended June 30, 2009, 2010 and 2011, have been capitalized.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

ii.	Capitalization of Interest

Under Canadian GAAP, actual interest costs on borrowings incurred to finance the construction of property, plant and equipment and the development of geothermal properties are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Under US GAAP, the amount of interest capitalized is calculated based on applying a capitalization rate to the average amount of accumulated expenditures for the Blue Mountain Geothermal project. Additionally, not all of the interest capitalized for Canadian GAAP was capitalized for US GAAP as some of the expenditures relating to the Blue Mountain Geothermal project were expensed under US GAAP during the year ended June 30, 2009.

iii.	Property, Plant and Equipment

During the year ended June 30, 2010, construction for the Blue Mountain Faulkner I power plant was completed and the plant was operating commercially. Under CDN GAAP acquisition and deferred exploration and development expenditures relating to the project have been transferred to property, plant and equipment. Under US GAAP some of these exploration and development costs were incurred prior to economic feasibility and have been expensed. As a result the carrying value transferred to property plant and equipment and the related amortization of those costs differs under US GAAP.

iv.	Recent Accounting Pronouncements

In July 2010, the FASB issued Accounting Standards Update 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which amends Subtopic 310-30 by requiring an entity to provide enhanced and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users’ understanding of both the nature of an entity’s credit risk associated with its financing receivables and the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reason for those changes. The update is effective for the first interim or annual period ending on or after December 15, 2010. The adoption of ASU 2010-20 did not have a material impact on the Company’s consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iv.	Recent Accounting Pronouncements (continued)

In August 2010, the FASB issued ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules—Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies” (“ASU 2010-21”). The ASU reflects changes made by the SEC in Final Rulemaking Release No. 33-9026, which was issued in April 2009 and amended SEC requirements in Regulation S-X (17 CFR 210.1-01 et seq.) and Regulation S-K (17 CFR 229.10 et seq.) and made changes to financial reporting requirements in response to the FASB's issuance of SFAS No. 141(R), “Business Combinations” (“ASC 805”), and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” ( “ASC 810”). The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August, 2010, the FASB issued ASU 2010-22, “Technical Corrections to SEC Paragraphs - An announcement made by the staff of the U.S. Securities and Exchange Commission”. This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In September, 2010, the FASB issued ASU 2010-25, “Plan Accounting - Defined Contribution Pension Plans”. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations: (Topic 805): “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The amendments in this ASU affect any public entity, as defined by Topic 805 Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iv.	Recent Accounting Pronouncements (continued)

The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other” (Topic 350): “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2011, the FASB issued Accounting Standards Update 2011-01, “Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructuring in Update No. 2010-20”, which defers the effective date of the new disclosures about troubled debt restructurings required by ASU 2010-20. The delay will allow the FASB to complete its deliberations on what constitutes a troubled debt restructuring. ASU 2011-01 is effective upon issuance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In April 2011, the FASB issued Accounting Standards Update 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (ASU 2011- 02). ASU 2011-02 amends Topic 310 by requiring that a creditor, when evaluating whether a restructuring constitutes a troubled debt restructuring, separately conclude that both the restructuring constitutes a concession and that the debtor is experiencing financial difficulties. ASU 2011-02 is effective for the first interim or annual reporting period beginning on or after June 15, 2011, and is to be applied retrospectively to the beginning of the annual period of adoption. The adoption of ASU 2011-02 is not expected to have a material impact on the Company’s consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iv.	Recent Accounting Pronouncements (continued)

In April, 2011, the FASB issued ASU No. 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”). ASU No. 2011-03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments in ASU 2011-03 remove from the assessment of effective control the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. ASU 2011-03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The guidance is effective for the Company’s reporting period ended March 31, 2012. ASU 2011-03 is required to be applied prospectively to transactions or modifications of existing transaction that occur on or after January 1, 2012. The adoption of ASU 2011-03 is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2011, ASU 2011-04 was issued which amends U.S. GAAP to confirm with measurement and disclosure requirements in International Financial Reporting Standards. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include the following:

  Those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements.

  Those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

In addition, to improve consistency in application across jurisdictions some changes in wording are necessary to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way (for example, using the word shall rather than should to describe the requirements in U.S. GAAP). The amendments in this update are to be applied prospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, or ASU 2011-05. The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(AUDITED)
(Expressed in US Dollars)

30.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iv.	Recent Accounting Pronouncements (continued)

years, beginning on or after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.